                          Form U-13-60
            Mutual and Subsidiary Service Companies
                    Revised February 7, 1980


                         ANNUAL REPORT

                         FOR THE PERIOD

     Beginning January 1, 1998 and Ending December 31, 1998

                             TO THE


            U. S. SECURITIES AND EXCHANGE COMMISSION


                               OF


          American Electric Power Service Corporation
               (Exact Name of Reporting Company)


  A                 Subsidiary                      Service Company


  Date of Incorporation December 17, 1937.  If not Incorporated,
  Date of Organization


  State or Sovereign Power under which Incorporated or Organized
    New York


  Location of Principal Executive Offices of Reporting Company
    1 Riverside Plaza, Columbus, Ohio  43215




  Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                                              1 Riverside Plaza
  Gerald R. Knorr      Assistant Controller   Columbus, Ohio  43215
    (Name)                  (Title)                (Address)



  Name of Principal Holding Company under which Reporting Company is organized:


                 AMERICAN ELECTRIC POWER COMPANY, INC.

                                                          1
              INSTRUCTIONS FOR USE OF FORM U-13-60

   1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instruc-tions for that form.

   2. Number of Copies.--Each annual report shall be filed in dupli-cate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

   3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Sub-sequent reports should cover a calendar year.

   4. Report Format.--Reports shall be submitted on the forms pre-pared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

   5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X
  (S210.3-01(b)).

   6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c)).

   7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted request-ing the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

   8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Sub-sidiary Service Companies, Public Utility Holding Company Act of
  1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

   9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

                                                    (Cont'd)
                                                                  1A
              INSTRUCTIONS FOR USE OF FORM U-13-60

  10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

  11. Annual Statement of Compensation for Use of Capital Billed.-- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                             Page
                                                            Number
                                               Schedule
  Description of Schedules and Accounts       or Account
                                                Number

  COMPARATIVE BALANCE SHEET             Schedule I          4-5

     SERVICE COMPANY PROPERTY           Schedule II         6-7
     ACCUMULATED PROVISION FOR
          DEPRECIATION AND AMORTIZATION
          OF SERVICE COMPANY PROPERTY   Schedule III         8
     INVESTMENTS                        Schedule IV          9
     ACCOUNTS RECEIVABLE FROM ASSOCIATE
          COMPANIES                     Schedule V          10
     FUEL STOCK EXPENSES UNDISTRIBUTED  Schedule VI         11
     STORES EXPENSE UNDISTRIBUTED       Schedule VII        12
     MISCELLANEOUS CURRENT AND ACCRUED
          ASSETS                        Schedule VIII       13
     MISCELLANEOUS DEFERRED DEBITS      Schedule IX         14
     RESEARCH, DEVELOPMENT, OR DEMONSTRATION
       EXPENDITURES                     Schedule X          15
     PROPRIETARY CAPITAL                Schedule XI         16
     LONG-TERM DEBT                     Schedule XII        17
     CURRENT AND ACCRUED LIABILITIES    Schedule XIII       18
    NOTES TO FINANCIAL STATEMENTS       Schedule XIV        19

  COMPARATIVE INCOME STATEMENT          Schedule XV         20

     ANALYSIS OF BILLING - ASSOCIATE
          COMPANIES                     Account 457         21
     ANALYSIS OF BILLING - NONASSOCIATE
          COMPANIES                     Account 458         22
     ANALYSIS OF CHARGES FOR SERVICE -
          ASSOCIATE AND NONASSOCIATE
          COMPANIES                     Schedule XVI        23
     SCHEDULE OF EXPENSE BY DEPARTMENT OR
       SERVICE FUNCTION                 Schedule XVII    24-25
     DEPARTMENTAL ANALYSIS OF SALARIES  Account 920         26
     OUTSIDE SERVICES EMPLOYED          Account 923         27
     EMPLOYEE PENSIONS AND BENEFITS     Account 926         28
     GENERAL ADVERTISING EXPENSES       Account 930.1       29
     MISCELLANEOUS GENERAL EXPENSES     Account 930.2       30
     RENTS                              Account 931         31
     TAXES OTHER THAN INCOME TAXES      Account 408         32
     DONATIONS                          Account 426.1       33
     OTHER DEDUCTIONS                   Account 426.5       34
       NOTES TO STATEMENT OF INCOME     Schedule XVIII      35

  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                             Page
                                                            Number

  Description of Reports or Statements


     ORGANIZATION CHART                                       36


     METHODS OF ALLOCATION                                    37


     ANNUAL STATEMENT OF COMPENSATION FOR USE OF
     CAPITAL BILLED                                           38


       SIGNATURE CLAUSE                                       39

                                                                    4
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998



                  SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the company as of December 31 of the current and prior year.



ACCOUNT                       ASSETS AND OTHER DEBITS
                                                        AS OF DECEMBER 31
                                                      CURRENT       PRIOR
                                                            (In Thousands)
     SERVICE COMPANY PROPERTY
101    Service company property  (Schedule II)          $248,898    $229,154
107    Construction work in progress (Schedule II)           --          --
           Total Property                                248,898     229,154

108    Less accumulated provision for depreciation and
         amortization of service company property
              (Schedule III)                              92,199      77,370
           Net Service Company Property                  156,699     151,784

     INVESTMENTS
123    Investments in associate companies (Schedule IV)      --          --
124    Other investments  (Schedule IV)                   87,669      40,741
           Total Investments                              87,669      40,741

     CURRENT AND ACCRUED ASSETS
131    Cash                                                   --           9
134    Special deposits                                       99         100
135    Working funds                                         340         415
136    Temporary cash investments (Schedule IV)             --           200
141    Notes receivable                                      111         116
143    Accounts receivable                                 7,772       3,355
144    Accumulated provision for uncollectible
         accounts                                             --          --
146    Accounts receivable from associate
         companies (Schedule V)                          109,144      85,841
152    Fuel stock expenses undistributed (Schedule VI)     --             --
154    Materials and supplies                              --          --
163    Stores expense undistributed (Schedule VII)         --            --
165    Prepayments                                         1,030         508
174    Miscellaneous current and accrued
         assets (Schedule VIII)                             --             7
           Total Current and Accrued Assets              118,496      90,551

     DEFERRED DEBITS
181    Unamortized debt expense                            4,499       5,168
184    Clearing accounts                                      --        --
186    Miscellaneous deferred debits (Schedule IX)         5,405       6,341
188    Research, development, or demonstration
              expenditures (Schedule X)                      --          --
190    Accumulated deferred income taxes                  59,009      41,537
           Total Deferred Debits                          68,913      53,046

           TOTAL ASSETS AND OTHER DEBITS                $431,777    $336,122

Note:     Unamortized Debt Expense includes unamortized loss
on reacquired debt of $4,444,619 at December 31, 1998 and $5,105,171 at December 31, 1997.

                                                                    5
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

                 SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT            LIABILITIES AND PROPRIETARY CAPITAL      AS OF DECEMBER 31
                                                        CURRENT       PRIOR
                                                             (In Thousands)
     PROPRIETARY CAPITAL
201    Common stock issued (Schedule XI)                   $  1,350     $  1,350
211    Miscellaneous paid-in-capital (Schedule XI)               --           --
215    Appropriated retained earnings (Schedule XI)              --           --
216    Unappropriated retained earnings (Schedule XI)            --           --

           Total Proprietary Capital                          1,350        1,350

     LONG-TERM DEBT
223    Advances from associate companies (Schedule XII)       1,100        1,100
224    Other long-term debt (Schedule XII)                   65,000       70,000
225    Unamortized premium on long-term debt                    --            --
226    Unamortized discount on long-term debt-debit             --           --

           Total Long-term Debt                              66,100       71,100

     OTHER NONCURRENT LIABILITIES
227         Obligations under capital leases - Noncurrent    50,947       46,363
224.6       Other                                            81,125       67,692
           Total Other Noncurrent Liabilities               132,072      114,055

     CURRENT AND ACCRUED LIABILITIES
231    Notes payable                                         40,111       11,529
232    Accounts payable                                       8,268       13,030
233    Notes payable to associate companies
         (Schedule XIII)                                      --              --
234    Accounts payable to associate companies
         (Schedule XIII)                                     37,841       28,316
236    Taxes accrued                                          5,347        1,801
237    Interest accrued                                         399          370
238    Dividends declared                                      --             --
241    Tax collections payable                                2,745        3,927
242    Miscellaneous current and accrued liabilities
         (Schedule XIII)                                     74,492       35,943
243    Obligations under capital leases - Current            18,597       14,111
           Total Current and Accrued Liabilities            187,800      109,027

     DEFERRED CREDITS
253    Other deferred credits                                12,196       11,024
255    Accumulated deferred investment tax credits            1,003        1,054
           Total Deferred Credits                            13,199       12,078

282  ACCUMULATED DEFERRED INCOME TAXES                       31,256       28,512

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL       $431,777     $336,122

Note: Long-term debt includes $5,000,000 due within one year at December 31, 1998 and $15,000,000 at December 31, 1997 (See note 6,
 Schedule XIV). Other Other noncurrent liabilities includes amounts due within one year of $825,635 at December 31, 1998 and $759,577 at December 31, 1997.

                                                                  6
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998


                  SCHEDULE II - SERVICE COMPANY PROPERTY


                              BALANCE AT              RETIREMENTS  OTHER      BALANCE AT
                              BEGINNING  ADDITIONS     OR      CHANGES 1/   CLOSE OF
DESCRIPTION                    OF YEAR                SALES                   YEAR
                                                   (In Thousands)
SERVICE COMPANY PROPERTY
Account
301  ORGANIZATION                 $   --    $  --      $   --        $  --    $  --

303  MISCELLANEOUS
     INTANGIBLE PLANT                 --       --          --           --        --

304  LAND AND LAND RIGHTS          5,108       --          --           --      5,108

305  STRUCTURES AND
     IMPROVEMENTS                140,719       --          --           --    140,719

306  LEASEHOLD IMPROVEMENTS          580       --         580

307  EQUIPMENT 2/                     --       --          --          --          --

308  OFFICE FURNITURE AND
     EQUIPMENT                     1,019       --          --          --       1,019

309  AUTOMOBILES, OTHER
     VEHICLES AND RELATED
     GARAGE EQUIPMENT                 --       --          --          --          --

310  AIRCRAFT AND AIRPORT
     EQUIPMENT                        --       --          --          --          --

311  OTHER SERVICE COMPANY
     PROPERTY 3/                  81,728    27,608     (7,863)       --       101,472

          SUB-TOTAL              229,154    27,608     (7,863)       --       248,898

107  CONSTRUCTION WORK IN
     PROGRESS 4/                   --          --          --          --          --


         TOTAL                 $229,154   $27,608    $ (7,863)      $ -0-     $248,898

1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:


                                                                    7
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

                          SCHEDULE II - CONTINUED


2/   SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                 BALANCE AT
                 SUBACCOUNT DESCRIPTION             ADDITIONS  CLOSE OF YEAR


     None





                                      TOTAL       $ -0-        $ -0-
3/   DESCRIBE OTHER SERVICE COMPANY PROPERTY:

Includes leased assets at December 31, 1998 ($101,449,000) which have been capitalized in accordance with FASB Statement Nos. 13 and 71 and other owned assets at December 31, 1998 ($23,000).









4/   DESCRIBE CONSTRUCTION WORK IN PROGRESS:

                                                                   8
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

                               SCHEDULE III
                  ACCUMULATED PROVISION FOR DEPRECIATION
               AND AMORTIZATION OF SERVICE COMPANY PROPERTY

                      BALANCE AT   ADDITIONS              OTHER CHANGES   BALANCE AT
DESCRIPTION               BEGINNING     CHARGED    RETIREMENTS  ADD (DEDUCT)     CLOSE OF
                       OF YEAR         TO                         1/           YEAR
                                ACCOUNT 403
Account                                      (In Thousands)
301  ORGANIZATION      $  --         $  --       $  --         $  --         $  --

303  MISCELLANEOUS
     INTANGIBLE
     PLANT                --            --          --            --            --

304  LAND AND LAND
     RIGHTS               --            --          --            --            --

305  STRUCTURES AND
     IMPROVEMENTS       55,698         3,959        --            --          59,656

306  LEASEHOLD
     IMPROVEMENTS          167           155        --            --             322

307  EQUIPMENT            --            --          --            --            --

308  OFFICE
     FURNITURE AND
     FIXTURES              268            41        --            --             309

309  AUTOMOBILES,
     OTHER VEHICLES
     AND RELATED
     GARAGE EQUIPMENT     --            --          --            --            --

310  AIRCRAFT AND
     AIRPORT EQUIPMENT    --            --          --            --            --

311  OTHER SERVICE
     COMPANY PROPERTY   21,237        18,223      (7,549)         --          31,912


        TOTAL           $77,370      $22,378     $(7,549)      $ -0-         $92,199

1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                                                    9
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998


                         SCHEDULE IV - INVESTMENTS


INSTRUCTIONS: Complete the following schedule concerning investments.

              Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

              Under Account 136, "Temporary Cash Investments", list each investment separately.


                                                    BALANCE AT    BALANCE AT
    D E S C R I P T I O N                            BEGINNING         CLOSE
                                                       OF YEAR       OF YEAR

                                                            (In Thousands)

  ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES


          None





  ACCOUNT 124 - OTHER INVESTMENTS


          Cash Surrender Value of Life
            Insurance Policies (net of policy
            loans and accrued interest)              $ 8,893        $11,058
          Umbrella Trust                               31,718        40,858
          Notes Receivable Constructive
            Marketing Program                              130          168
          Other Investments 1991-1996 COLI Tax              --       26,613
          Other Investments 1991-1996 COLI Interest       --          8,972
              Sub-Total Other Investments             40,741         87,669





  ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


          Ford Motor Credit                               200          --









                                    TOTAL            $40,941         $87,669

                                                                   10
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998


         SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                            BALANCE AT     BALANCE AT
            D E S C R I P T I O N                          BEGINNING     CLOSE
                                                             OF YEAR     OF YEAR
  ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM                        (In Thousands)
                ASSOCIATE COMPANIES
     Associate Companies
     AEP Communications, Inc.                              $   137     $    53
     AEP Communications, LLC                                   188         725
     AEP Energy Services, Inc.                                 241         939
     AEP Generating Company                                     643        353
     AEP Global Investments B.V.                                 1           1
     AEP Investments, Inc.                                       2           7
     AEP Pushan Power, LDC                                      25          25
     AEP Resources, Inc.                                       906       1,006
     AEP Resources Delaware, Inc.                                1           1
     AEP Resources Gas Holding Company                     --               41
     AEP Resources International, Limited                       26           4
     AEP Resources Limited                                    --            69
     AEP Resources Project Management Company, Ltd.              1           1
     AEP Resources Service Company                             182         227
     AEP Resources Ventures, Inc.                            --              1
     American Electric Power Company, Inc.                      572      1,577
     Appalachian Power Company                               22,796     21,707
     Appalachian/Ohio Power Joint Account (Amos)                726      7,482
     Appalachian/Ohio Power Joint Account (Sporn)             1,025      3,418
     Blackhawk Coal Company/Price River Coal Company, Inc.       70        134
     Cardinal Operating Company                                 564        318
     Cedar Coal Co.                                               6        --
     Central Appalachian Coal Company                             1          3
     Central Coal Company                                         2          3
     Central Ohio Coal Company                                  194        261
     Central Operating Company                                   33         14
     Columbus Southern Power Company                         18,231     24,650
     Conesville Coal Preparation Company                         50        175
     Indiana Michigan Power Company                          19,851     24,072
     Indiana Michigan Power/AEP Generating Joint
       Account (Rockport)                                       637        930
     Indiana Michigan Power Company-Water Transportation        142      1,378
     Kentucky Power Company                                   4,204      3,901
     Kingsport Power Company                                    391        755
     LIG Liquids Company, L.L.C.                              --             7
     Louisiana Interstate Gas Company, L.L.C.                  --           10


                                               SUB-TOTAL   71,848       94,248

                                                            (Cont'd)

                                                                        10A
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998


         SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                       BALANCE AT   BALANCE AT
          D E S C R I P T I O N                          BEGINNING     CLOSE
                                                         OF YEAR     OF YEAR
  ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM                        (In Thousands)
                ASSOCIATE COMPANIES
        Sub-Total Brought Forward                              71,848     94,248
     Ohio Power Company                                        11,864     12,023
     Ohio Power Company-Cook Coal Terminal                         57        516
     Ohio Power Company (Gavin)                                    88        131
     Simco Inc.                                                     1          1
     Southern Appalachian Coal Company                              2          5
     Southern Ohio Coal Company - Meigs                           786      1,419
     West Virginia Power Company                                --             1
     Wheeling Power Company                                       471         75
     Windsor Coal Company                                         228        388
     Statutory Subsidiaries
     Indiana-Kentucky Electric Corporation                        261        145
     Ohio Valley Electric Corporation                             235        192
                                                 TOTAL        $85,841   $109,144


  ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                   TOTAL
                                                                     PAYMENTS
     BY COMPANY:                                                (In Thousands)
     Associate Companies
     AEP Acquisition, L.L.C.                                         $     (1)
     AEP Communications, Inc.                                              14
     AEP Energy Services, Inc.                                             81
     AEP Generating Company                                                56
     AEP Pushan Power, LDC                                                 (5)
     AEP Resources, Inc.                                                   11
     AEP Resources Project Management Company, Ltd.                         1
     AEP Resources Service Company                                        212
     American Electric Power Company, Inc.                                  6
     Appalachian Power Company                                        111,697
     Appalachian/Ohio Power Joint Account (Amos)                        1,163
     Appalachian/Ohio Power Joint Account (Sporn)                         610
     Blackhawk Coal Company/Price River Coal Company, Inc.                112
     Cardinal Operating Company                                         1,069
     Cedar Coal Co.                                                         7
     Central Appalachian Coal Company                                       2
     Central Coal Company                                                   2
     Central Ohio Coal Company                                          2,245
     Central Operating Company                                             24
                                            SUB-TOTAL PAYMENTS        117,306



                                                        (Cont'd)    10B
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

       SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                       BALANCE AT   BALANCE AT
            D E S C R I P T I O N                          BEGINNING     CLOSE
                                                          OF YEAR     OF YEAR

 ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                    TOTAL
                                                                    PAYMENTS
                                                                 (In Thousands)
       Sub-Total Brought Forward                                     117,306
     Colomet, Inc.                                                       401
     Columbus Southern Power Company                                 127,883
     Conesville Coal Preparation Company                                 319
     Franklin Real Estate Company                                          1
     Indiana Franklin Realty, Inc.                                         1
     Indiana Michigan Power Company                                  366,422
     Indiana Michigan Power/AEP Generating Joint Account (Rockport)      318
     Indiana Michigan Power Company-Water Transportation               2,310
     Kentucky Power Company                                            4,249
     Kingsport Power Company                                             933
     LIG Liquids Company, L.L.C.                                           7
     Louisiana Interstate Gas Company, L.L.C.                              9
     Ohio Power Company                                               51,385
     Ohio Power Company-Cook Coal Terminal                               102
     Simco Inc.                                                            1
     Southern Appalachian Coal Company                                     2
     Southern Ohio Coal Company-Martinka                               1,526
     Southern Ohio Coal Company-Meigs                                  5,048
     Wheeling Power Company                                              493
     Windsor Coal Company                                                635
     Statutory Subsidiaries
     Indiana-Kentucky Electric Corporation                                 1
     Ohio Valley Electric Corporation                                      8

                                       TOTAL PAYMENTS               $679,360
FOR:
Interchange Power Pool and Transmission Agreements                  $550,366
Insurances                                                            56,386
Employee Benefit Plans                                                68,219
State Taxes                                                               60
Membership Dues                                                          128
Short Term Investment                                                    401
Trustee Fees                                                           1,245
Educational Programs                                                     974
ECAR Assessment                                                          756
External Audits                                                           68
Telephone Services                                                       102
Miscellaneous                                                            655

                                       TOTAL PAYMENTS               $679,360

                                                                   11
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

             SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:
 Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

_______________________________________________________________________________
     D E S C R I P T I O N                              LABOR    EXPENSES   TOTAL
          (In Thousands)
ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED
Associate Companies
AEP Energy Services, Inc.                            $    32    $   15    $    47
AEP Generating Company                                     7         4         11
AEP Resources, Inc.                                        4         2          6
AEP Resources Service Company                             12         7         19
American Electric Power Company, Inc.                    101        63        164
Appalachian Power Company                                983       563      1,546
Appalachian/Ohio Power Joint Account (Amos)              105        60        165
Appalachian/Ohio Power Joint Account (Sporn)              58        33         91
Blackhawk Coal Company                                     9         4         13
Cardinal Operating Company                               220       131        351
Cedar Coal Co.                                             7         3         10
Central Appalachian Coal Company                           1         1          2
Central Coal Company                                       4         2          6
Central Ohio Coal Company                                807       492      1,299
Columbus Southern Power Company                          562       323        885
Conesville Coal Preparation Company                      334       196        530
Indiana Michigan Power Company                           279       156        435
Indiana Michigan Power/AEP Generating Joint
  Account (Rockport)                                      490      313        803
Indiana Michigan Power Company-Water Transportation       176      198        374
Kentucky Power Company                                    289      158        447
Kingsport Power Company                                     2        1          3
Ohio Power Company                                      1,234      757      1,991
Ohio Power Company-Cook Coal Terminal                     295      139        434
Simco Inc.                                                  1        1          2
Southern Appalachian Coal Company                           5        2          7
Southern Ohio Coal Company                              3,058    1,854      4,912
Wheeling Power Company                                      2        1          3
Windsor Coal Company                                    1,165      664      1,829

Statutory Subsidiaries
Indiana-Kentucky Electric Corporation                     144       65        209
Ohio Valley Electric Corporation                          121       54        175

                                           TOTAL      $10,507   $6,262    $16,769

SUMMARY:  Managerial, engineering, technical and administrative services rendered to
          AEP System coal mining companies, and coal procurement services rendered to
          AEP System generating companies and other similar services.

                                                                   12
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998



             SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
INSTRUCTIONS:
 Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        D E S C R I P T I O N                         LABOR    EXPENSES   TOTAL
                                                            (In Thousands)
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED
Associate Companies
AEP Communications, Inc.                              $   10   $    6   $    16
AEP Communications, LLC                                    1       --          1
AEP Energy Services, Inc.                                 31        19        50
AEP Generating Company                                   286       173       459
AEP Resources, Inc.                                       45        27        72
AEP Resources Service Company                             18        10        28
American Electric Power Company, Inc.                     12         8        20
Appalachian Power Company                              2,526     1,820     4,346
Appalachian/Ohio Power Joint Account (Amos)                3        54        57
Appalachian/Ohio Power Joint Account (Sporn)               3        52        55
Cardinal Operating Company                                 2        44        46
Cedar Coal Co.                                           --        --        --
Central Ohio Coal Company                                  3        58        61
Columbus Southern Power Company                        1,369       915     2,284
Conesville Coal Preparation Company                        1        13        14
Indiana Michigan Power Company                         1,766     1,254     3,020
Indiana Michigan Power/AEP Generating
  Joint Account (Rockport)                                 3        51        54
Indiana Michigan Power Company-Water Transportation        2        30        32
Kentucky Power Company                                   501       362       863
Kingsport Power Company                                  108        72       180
Ohio Power Company                                     2,367     1,774     4,141
Ohio Power Company-Cook Coal Terminal                      1        15        16
Ohio Power Company (Gavin)                               --        --        --
Southern Ohio Coal Company                                10       187       197
Wheeling Power Company                                    69        44       113
Windsor Coal Company                                       4        77        81

Statutory Subsidiaries
Indiana-Kentucky Electric Corporation                      1         0         1












                                         TOTAL         $9,142     $7,065  $16,207

                                                                         13
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998


                               SCHEDULE VIII
                 MISCELLANEOUS CURRENT AND ACCRUED ASSETS
INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                        BALANCE AT     BALANCE AT
       D E S C R I P T I O N                               BEGINNING       CLOSE
                                                            OF YEAR       OF YEAR
                                                              (In Thousands)
ACCOUNT 174 - MISCELLANEOUS CURRENT AND
              ACCRUED ASSETS

     Payroll Adjustments                                         $7        $ --






                                              TOTAL          $7            $-0-

                                                                         14
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

                SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                          BALANCE AT    BALANCE AT
               D E S C R I P T I O N                      BEGINNING       CLOSE
                                                             OF YEAR       OF YEAR
                                                               (In Thousands)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS
     Regulatory Asset-Postretirement Benefits                $1,621        $1,297
     Regulatory Asset-Postemployment Benefits                 1,881         2,572
     Regulatory Asset-Taxes                                     211            (4)
     Unbilled Charges                                         2,628         1,540




                                                TOTAL       $6,341        $5,405

                                                                  15
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998



                                SCHEDULE X
            RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


                  D E S C R I P T I O N                        AMOUNT
                                                           (In Thousands)
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
              EXPENDITURES


     Transmission, Distribution & UHV Systems               $2,038
     Advanced Pressurized Water Reactor Design                  58
     Ash Marketing                                             138
     Coal-Fired Generation                                     202
     General Activities                                        270
     Hydro Generation                                            6



                                                  TOTAL     $2,712

                                                                  16
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

                     SCHEDULE XI - PROPRIETARY CAPITAL

                                 NUMBER OF   PAR OR STATED   OUTSTANDING CLOSE OF PERIOD
 ACCOUNT NUMBER  CLASS OF STOCK    SHARES        VALUE
                                 AUTHORIZED    PER SHARE     NO. OF SHARES  TOTAL AMOUNT
     201      COMMON STOCK ISSUED  20,000        $100           13,500       $1,350,000

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


                   D E S C R I P T I O N                                       AMOUNT


 ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

               None

 ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS

               None

                                                                 TOTAL          $ -0-
INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                              BALANCE AT  NET INCOME           BALANCE AT
                   D E S C R I P T I O N      BEGINNING       OR     DIVIDENDS    CLOSE
                                                OF YEAR     (LOSS)     PAID      OF YEAR

 ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

               None

                                    TOTAL       $ -0-       $ -0-      $ -0-       $ -0-

                                                                   17
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

                       SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other
	       long-term debt provide the name of creditor company or organization,
	       terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                      TERMS OF OBLIG    DATE                   BALANCE AT  ADDITIONS DEDUCTIONS   BALANCE AT
NAME OF               CLASS & SERIES     OF    INTEREST  AMOUNT   BEGINNING                 1/         CLOSE
CREDITOR              OF OBLIGATION   MATURITY   RATE  AUTHORIZED  OF YEAR                            OF YEAR
                                                                        (In Thousands)
ACCOUNT 223 -
 ADVANCES FROM
 ASSOCIATE COMPANIES:
   Advance on Open Account
     American Electric Power
       Company, Inc.                             NONE    $ 1,100   $  1,100   $  --       $  --       $ 1,100

ACCOUNT 224 - OTHER LONG-
  TERM DEBT:
   PNC National Association,
     Pittsburgh              10/14/98       5.293    10,000     10,000      --       10,000         -0-
   Connecticut Bank & Trust Company
     (as Trustee),
     --Series D Mortgage Notes    12/15/99       9.000    20,000      5,000      --        2,500        2,500
     --Series E Mortgage Notes    12/15/08       9.600    70,000     55,000      --        2,500       52,500
   Suntrust Bank                  10/14/03       6.355    10,000       --       10,000      --         10,000




                                  Sub-Total   110,000     70,000    10,000      15,000     65,000

                                                TOTAL  $111,100    $71,100   $10,000     $15,000    $66,100

1/ GIVE AN EXPLANATION OF DEDUCTIONS:   Loan payments.  See Note 6, Schedule XIV, for
further explanation of dates of maturity.

       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

              SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                         BALANCE AT     BALANCE AT
     D E S C R I P T I O N                                 BEGINNING      CLOSE
                                                             OF YEAR       OF YEAR
                                                                 (In Thousands)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

            None
                                                   TOTAL     $  -0-        $  -0-
                                                                 (In Thousands)
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
              COMPANIES

     Appalachian Power Company                               $  --        $   418
     Cedar Coal Co.                                              11         --
     Colomet, Inc.                                              200         --
     Columbus Southern Power Company                             44            15
     Indiana Michigan Power Company                               5         --
     Kentucky Power Company                                     --          4,030
     Ohio Power Company                                      28,012        33,363
     Southern Ohio Coal Company                                  30             7
     Miscellaneous - 7 items in 1997; 7 items in 1998            14             8

                                                   TOTAL    $28,316        $37,841
                                                                 (In Thousands)
ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES

     Accrued Vacation Pay                                   $16,870      $19,805
     Accrued Incentive Pay                                   14,963       51,056
     Accrued Workers' Compensation                              533           69
     AEP System Stock Purchase Plan                               1         --
     Payroll Withholdings                                       345          273
     Accrued Rent on John E. Dolan Engineering Laboratory     1,143        1,099
     Accrued Rent on Personal Property                        --             812
     Accrued Rent for Office Space at Market Square,
       Washington, D.C.                                          73           60
     Group Medical Plan                                          79          270
     Personal Property Taxes                                    105          846
     Real Estate Taxes                                        1,831          202







                                                   TOTAL    $35,943      $74,492

                                                                        18A

       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1994

              SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                          BALANCE AT    BALANCE AT
     D E S C R I P T I O N                                  BEGINNING     CLOSE
                                                             OF YEAR       OF YEAR
                                                                 (In Thousands)
ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES
     Sub-Total Brought Forward



                                                    TOTAL     $             $

                                                            19
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1998


                               SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:
  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SIGNIFICANT ACCOUNTING POLICIES:

     Organization

      American Electric Power Service Corporation (the Company or AEPSC) is a wholly-owned subsidiary of American Electric Power Company, Inc.
 (AEP Co., Inc.), a public utility holding company. The Company provides certain managerial and professional services including administrative and engineering services to the affiliated companies in the American Electric Power (AEP) System and periodically to unaffiliated companies.

     Regulation and Basis of Accounting

          As a subsidiary of AEP Co., Inc., AEPSC is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act).

          The Company's accounting conforms to the Uniform System of Accounts for Mutual and Subsidiary Service Companies prescribed by the SEC pursuant to the 1935 Act. As a cost-based rate-regulated entity, AEPSC's financial statements reflect the actions of the regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting
Standards (SFAS) No. 71, "Accounting for the Effects of Certain
Types of Regulation" (SFAS 71), the financial statements include assets (deferred expenses) and liabilities (deferred income) recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates.

     Regulatory assets are expected to be recovered in future periods through billings to affiliated companies and the regulatory liabilities are expected to reduce future billings. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. Among other things application of SFAS 71 requires that the Company's billing rates be cost-based regulated. In the event a portion of the Company's business were to no longer meet those requirements,


                                                       (Cont'd)

                                                         19A
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1998


                               SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


net regulatory assets would have to be written off for that portion of the business and long-term assets would have to be tested for possible impairment.

   Recognized regulatory assets and liabilities are comprised of the following:

                                                December 31,
                                              1998       1997
     Regulatory Assets:                        (In Thousands)
      Unamortized Loss on Reacquired Debt    $4,445     $5,105
      Postretirement Benefits                 1,297      1,621
      Postemployment Benefits                 2,572      1,881
       Total Regulatory Assets               $8,314     $8,607

     Regulatory Liabilities:
       Deferred Amounts Due to Affiliates
       for Income Tax Benefits               $7,291     $7,241

  Deferred Investment Tax Credits             1,004      1,054
       Total Regulatory Liabilities          $8,295     $8,295

     Use of Estimates

   The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

     Income and Expenses

   Services rendered to both affiliated and unaffiliated companies are provided at cost. The charges for services include no compensation for the use of equity capital, all of which is furnished by AEP Co., Inc. The costs of the services are determined on a direct charge basis to the extent practicable and on reasonable bases of proration for indirect costs.






                                                          (Cont'd)

                                                              19B
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1998


                               SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


     Income Taxes

          The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income
     Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in billings, regulatory assets and liabilities are recorded in accordance with SFAS 71.

     Investment Tax Credits

          Investment tax credits have been accounted for under the flow-through method unless they have been deferred in accord-ance with regulatory treatment. Investment tax credits that have been deferred are being amortized over the life of the related investment.

     Property

          Property is stated at original cost. Land, structures and structural improvements are generally subject to first mortgage liens. Depreciation is provided on a straight-line basis over the estimated useful lives of the property.

     Investments

          Investments include the cash surrender value of corporate owned life insurance (COLI) policies net of policy loans and interest accrued on the loans plus payments of disputed taxes and interest related to COLI (see Note 2).

     Debt

          With SEC staff approval, gains and losses on reacquired debt are deferred and amortized over the term of the replacement debt.










                                                        (Cont'd)

                                                               19C
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

             For the Year Ended December 31, 1998


                               SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
               end of the year.  Notes relating to financial
             statements shown elsewhere in this report may be
             indicated here by reference.


          Debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

     Reclassifications

          Certain prior-period amounts were reclassified to con-form with current-period presentation.

     Comprehensive Income

          There were no material differences between net income and comprehensive income.

2.   COMMITMENTS AND CONTINGENCIES:

     Litigation

          The Internal Revenue Service (IRS) agents auditing the
     AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's COLI program should not be allowed. As a result of a suit filed by the Company in US District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A dis-allowance of the COLI interest deductions through December 31, 1998 would increase expenses by $37 million which would be billed to affiliated companies.

          In 1997 and 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in other investments pending the resolution of this matter. The Company will seek refund, either administratively, or through litigation, of all amounts paid plus interest. In order to resolve this issue without






                                                        (Cont'd)

                                                               19D
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

             For the Year Ended December 31, 1998


                               SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
               end of the year.  Notes relating to financial
             statements shown elsewhere in this report may be
             indicated here by reference.


     further delay, on March 24, 1998, the Company filed suit against the US in the US District Court for the Southern
     District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit.
     In the event the resolution of this matter is unfavorable, the unfavorable effect would be recovered through billings to affiliated companies.

          The Company is involved in a number of other legal pro-ceedings and claims. While management is unable to predict the outcome of litigation these matters, any potential liability which may result therefrom would be recoverable from affiliated client companies.

3.   BENEFIT PLANS:

          The Company and its subsidiaries participate in the AEP
     System qualified pension plan, a defined benefit plan which covers all employees. Net pension plan costs for the years ended December 31, 1998 and 1997 were $6.3 million and $4.0 million, respectively.

          Postretirement Benefits Other Than Pensions are provided for retired employees for medical and death benefits under an AEP
     System plan. The annual accrued costs were $9.7 million in 1998 and $8.7 million in 1997.

          A defined contribution employee savings plan required that the Company make contributions to this plan totaling $5.5 million in 1998 and $4.6 million in 1997.

4.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

          The carrying amount of cash, accounts receivable and accounts payable approximates fair value because of the short-term maturities of these instruments. At December 31, 1998 and 1997 the fair value of long-term debt was $68 million and $87 million, respectively, based on quoted market prices for similar issues and current interest rates offered for debt of the same remaining maturities. The


                                                          (Cont'd)

                                                               19E
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1998


                               SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.




     carrying amount for long-term debt was $66 million and $71 million at December 31, 1998 and 1997, respectively.

          The Company is subject to market risk as a result of changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations.
     The debt portfolio has fixed and variable interest rates with terms from one day to ten years at December 31, 1998.
     A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period. Also since the Company's rates are cost-based regulated, the risk of interest rate changes on short-term and long-term debt used to finance operations is mitigated.

5.   FEDERAL INCOME TAXES:

          The details of federal income taxes as reported are as
     follows:
                                               Year Ended December 31,
                                               1998              1997
                                                   (In Thousands)
          Current (net)...................  $10,842          $ 6,296
          Deferred (net)..................  (14,620)          (9,327)
          Deferred Investment Tax Credits
             (net)........................      (50)             (51)
            Total Federal Income Tax
               Credit.....................  $(3,828)         $(3,082)

          Federal income taxes as reported are different than the pre-tax book loss multiplied by the statutory federal income tax rate predominantly due to non-taxable income related to corporate owned life insurance and amortization of deferred investment tax credits.





                                                          (Cont'd)

                                                               19F
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

            For the Year Ended December 31, 1998


                               SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


          The following tables show the elements of the net deferred tax asset or liability and the significant temporary differ-
     ences giving rise to such deferrals:
                                                 December 31,
                                                1998      1997
                                                (In Thousands)
    Deferred Tax Assets..................... $ 58,748   $ 41,537
    Deferred Tax Liabilities................  (30,995)   (28,512)
      Net Deferred Tax Asset................ $ 27,753   $ 13,025

    Property Related Temporary Differences.. $(26,367)  $(26,197)
    Accrued Pension Expense.................   16,230     14,013
    Accrued Vacation Pay....................    7,017      4,612
    Deferred and Accrued Compensation.......   20,170     13,682
    Amounts Due to Affiliates for
      Future Income Tax.....................    2,471      2,519
    All Other (net).........................    8,232      4,396
      Net Deferred Tax Asset................ $ 27,753   $ 13,025

          The Company joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses utilized to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP
     Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

          The AEP System has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of the deductibility of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading, Litigation, in Note 2, management is not aware of any issues for open tax years that
                                                          (Cont'd)

                                                        19G
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

            For the Year Ended December 31, 1998


                               SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
               end of the year.  Notes relating to financial
             statements shown elsewhere in this report may be
             indicated here by reference.


     upon final resolution are expected to have a material adverse effect on results of operations.

6.   LONG-TERM DEBT:

          Long-term debt was outstanding as follows:
                                                    December 31,
                                   Interest       1998      1997
                                     Rate         (In Thousands)
     Notes Payable to Banks:
      Due October 1998..........     5.29%      $  --      $10,000
     Due October 2003..........    6.355%        10,000       --
     Mortgage Notes:
     Series D(a)...............     9.00%         2,500      5,000
     Series E(b)...............     9.60%        52,500     55,000
     Advances from Parent Company.   (c)          1,100      1,100
                                                 66,100     71,100
     Less Portion Due Within One Year             5,000     15,000
              Total......................       $61,100    $56,100

    (a)  Due in annual installments of $2,500,000 until December 1999.
    (b) Due in annual installments of $2,500,000 until December 1999, $2,000,000 from 2000-2007 and the balance in December 2008.
    (c) The advances from parent company are non-interest bearing and have no due date.

        Long-term debt outstanding at December 31, 1998 is payable as follows:
                                                       Principal
                                                         Amount
                                                    (In Thousands)

          1999......................................  $ 5,000
          2000......................................    2,000
          2001......................................    2,000
          2002......................................    2,000
          2003......................................   12,000
          Later Years...............................   43,100
            Total...................................  $66,100

                                                          (Cont'd)

                                                         19H
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

            For the Year Ended December 31, 1998


                               SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


     The weighed average interest rate for Short-term Debt - Notes
     Payable is 5.62% at December 31, 1998.

7.   LEASES:

          Leases of structures, improvements, office furniture and miscellaneous equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

          The components of rental costs are as follows:

                                             Year Ended December 31,
                                              1998              1997
                                                  (In Thousands)
          Operating Leases.................$11,373          $10,769
          Amortization of Capital Leases... 18,183           12,807
          Interest on Capital Leases.......  5,058            5,073
              Total Rental Costs...........$34,614          $28,649

          Property under capital leases and related obligations recorded on the Balance Sheets are as follows:

                                                 December 31,
                                                1998      1997
                                                (In Thousands)
     Property Under Capital Leases:
       Structures and Improvements.......... $ 11,750   $11,750
       Office Furniture and Miscellaneous
         Equipment..........................   89,699    69,955
        Total Property Under Capital Leases   101,449    81,705
     Accumulated Amortization...............   31,905    21,231
       Net Property Under Capital Leases.... $ 69,544   $60,474
     Capital Lease Obligations: *
     Noncurrent Liability....................$ 50,947   $46,363
        Liability Due Within One Year........  18,597    14,111
         Total Capital Lease Obligations.... $ 69,544   $60,474

                                                         (Cont'd)

                                                         19I
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

            For the Year Ended December 31, 1998


                               SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


          * Represents the present value of future minimum lease payments.

          Properties under operating leases and related obligations are not included in the Balance Sheets.

          Future minimum lease rentals consisted of the following at
     December 31, 1998:
                                                         Noncancelable
                                              Capital      Operating
                                              Leases        Leases
                                                 (In Thousands)

          1999............................. $23,002       $  398
          2000.............................  19,379          157
          2001.............................  14,472          167
          2002.............................   9,382          167
          2003.............................   4,044          167
          Later Years......................  19,857           14
          Total Future Minimum Lease
            Rentals........................  90,136       $1,070
          Less Estimated Interest Element..  20,592
          Estimated Present Value of Future
            Minimum Lease Rentals.......... $69,544








                                                                  20
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

                                SCHEDULE XV
                                 STATEMENT OF INCOME

ACCOUNT            D E S C R I P T I O N           CURRENT YEAR   PRIOR YEAR
                                                         (In Thousands)
     INCOME
457    Services rendered to associate companies     $564,888        $455,856
458    Services rendered to nonassociate
         companies                                       912             209
421    Miscellaneous income or loss                      342             405
                    Total Income                     566,142         456,470


     EXPENSE
920    Salaries and wages                            297,039         228,151
921    Office supplies and expenses                   44,433          40,130
922    Administrative expense transferred - credit    (1,072)         (1,060)
923    Outside services employed                      98,547          84,671
924    Property insurance                                 67             123
925    Injuries and damages                            1,371           1,184
926    Employee pensions and benefits                 49,225          39,288
928    Regulatory commission expense                    --              --
930.1       General advertising expenses                --              --
930.2       Miscellaneous general expenses             3,120           1,473
931    Rents                                          34,199          28,010
932    Maintenance of structures and equipment         4,641           3,356
403    Depreciation and amortization expense           4,151           4,006
408    Taxes other than income taxes                  21,114          18,796
409    Income taxes                                   13,046           7,244
410    Provision for deferred income taxes            17,955          13,896
411    Provision for deferred income taxes - credit  (32,575)        (23,223)
411.5       Investment tax credit                        (50)            (51)
426.1       Donations                                  1,487           1,236
426.5       Other deductions                           1,880           1,863
427    Interest on long-term debt                      6,266           6,693
430    Interest on debt to associate companies          --              --
431    Other interest expense                          1,298             684
                         Total Expense               566,142         456,470


                         Net Income or (Loss)       $  -0-          $  -0-

                                                                  21
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998


                            ANALYSIS OF BILLING
                            ASSOCIATE COMPANIES
                                ACCOUNT 457

                                         DIRECT    INDIRECT   COMPENSATION     TOTAL
NAME OF ASSOCIATE COMPANY                 COSTS      COSTS     FOR USE OF     AMOUNT
                                         CHARGED    CHARGED      CAPITAL      BILLED
                                          457-1      457-2        457-3


                                                        (In Thousands)
Associate Companies
AEP Communications, Inc.               $  1,014    $   139      $    4      $  1,157
AEP Communications, LLC                   3,004        510        --           3,514
AEP Energy Services, Inc.                 5,960        851          12         6,823
AEP Generating Company                    3,500        420          11         3,931
AEP Investments, Inc.                        27          5        --              32
AEP Pushan Power, LDC                       210         17           2           229
AEP Resources, Inc.                      10,148      1,249          19        11,416
AEP Resources Delaware, Inc.                  5          1        --               6
AEP Resources Gas Holding Company            34          7        --              41
AEP Resources International, Limited         34          4        --              38
AEP Resources Limited                       128         17        --             145
AEP Resources Project Mgmt. Co., Ltd.         6          1        --               7
AEP Resources Service Company             1,940        305           6         2,251
AEP Resources Ventures, Inc.                  1       --          --               1
American Electric Power Company, Inc.    12,854      2,090           6        14,950
Appalachian Power Company               118,827     14,157         257       133,241
Appalachian/Ohio Power Joint
  Account (Amos)                          9,628        986          29        10,643
Appalachian/Ohio Power Joint
  Account (Sporn)                         5,205        531          24         5,760
Blackhawk Coal Company                       12          2        --              14
Cardinal Operating Company                7,078        796          21         7,895
Cedar Coal Co.                               29          5        --              34
Central Appalachian Coal Company              2       --          --               2
Central Coal Company                          5          1        --               6
Central Ohio Coal Company                 1,462        268           5         1,735
Columbus Southern Power Company          70,303      7,752         153        78,208
Conesville Coal Preparation Company         519        105           1           625
Indiana Michigan Power Company           77,290      8,957         167        86,414
Indiana Michigan Power-
  Water Transportation                      745        104           2           851
Indiana Michigan Power/AEP Generating
  Joint Account (Rockport)                6,805        962          19         7,786
Kentucky Power Company                   27,532      3,619          70        31,221
Kingsport Power Company                   3,389        384           8         3,781
Louisiana Interstate Gas Company, L.L.C.      1       --          --               1
Ohio Power Company                      122,434     13,511         276       136,221
Ohio Power Company-Cook Coal Terminal       466         99           1           566
Ohio Power Company (Gavin)                  340         44           1           385
Simco Inc.                                    2       --          --               2
Southern Appalachian Coal Company             6          1        --               7


                         SUB-TOTAL      490,945     57,900       1,094       549,939


                                                                   (Cont'd)

                                                                        21A

       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

                            ANALYSIS OF BILLING
                            ASSOCIATE COMPANIES
                                ACCOUNT 457

                                         DIRECT    INDIRECT   COMPENSATION     TOTAL
NAME OF ASSOCIATE COMPANY                 COSTS      COSTS     FOR USE OF     AMOUNT
                                         CHARGED    CHARGED      CAPITAL      BILLED
                                          457-1      457-2        457-3
                                                        (In Thousands)
Sub-Total Brought Forward               490,945     57,900       1,094       549,939

Southern Ohio Coal Company                5,724      1,076          16         6,816
Wheeling Power Company                    3,366        355           9         3,730
Windsor Coal Company                      1,966        369           6         2,341
Unbilled Revenues                          (243)      --          --            (243)

Statutory Subsidiaries
Indiana-Kentucky Electric Corporation       851        189           2         1,042
Ohio Valley Electric Corporation          1,040        221           2         1,263



                             TOTAL     $503,649    $60,110      $1,129      $564,888

                                                                          22
       ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998

                            ANALYSIS OF BILLING
                          NONASSOCIATE COMPANIES
                                ACCOUNT 458

                                            DIRECT    INDIRECT   COMPENSATION            EXCESS
TOTAL

NAME OF NONASSOCIATE COMPANY                 COST       COST        FOR USE    TOTAL       OR       AMOUNT
                                           CHARGED     CHARGED      CAPITAL    COST    DEFICIENCY     BILLED
                                            458-1       458-2        458-3               458-4
                                                                   (In Thousands)
East Central Area Reliability
        Coordination Agreement
        Power System                       $724         $157          $--      $881       $--         $881
Cincinnati Gas & Electric (Zimmer
        Service Agreement)                   12            3           --        15        --           15
Associated Electric Cooperative, Inc.         6            1           --         7        --            7
Cinergy Corporation                           3            1           --         4        --            4
Ormet Aluminum Company                        3          --            --         3        --            3
Dayton Power and Light Company                2          --            --         2        --            2
Ohio Edison Company                           1          --            --         1        --            1
West Penn Power Company                       1          --            --         1        --            1
ABB Systems Control, Inc.                    (2)         --            --        (2)       --           (2)






                                  TOTAL    $750         $162          $-0-     $912       $-0-        $912

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

                           Engineering and computer services.

                                                                23
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998
                              SCHEDULE XVI
                     ANALYSIS OF CHARGES FOR SERVICE
                                    ASSOCIATE AND NONASSOCIATE COMPANIES
                                                  ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY
CHARGES
DESCRIPTION OF ITEMS                           DIRECT   INDIRECT       DIRECT     INDIRECT
                                                COST      COST    TOTAL       COST        COST     TOTAL
                                                                        (In Thousands)
920      SALARIES AND WAGES                   $290,848  $ 5,577  $296,425      $598        $ 16     $614
921      OFFICE SUPPLIES AND EXPENSES           34,147   10,256    44,403         2          28       30
922      ADMINISTRATIVE EXPENSE
          TRANSFERRED-CREDIT                    (1,072)    --      (1,072)      --          --       --
923      OUTSIDE SERVICES EMPLOYED              95,218    3,319    98,537       --           10       10
924      PROPERTY INSURANCE                         (6)      73        67       --          --       --
925      INJURIES AND DAMAGES                    1,368        3     1,371       --          --       --
926      EMPLOYEE PENSIONS AND BENEFITS         40,701    8,355    49,056       146          23      169
928      REGULATORY COMMISSION EXPENSE            --       --        --         --          --       --
930.1 GENERAL ADVERTISING EXPENSES                --       --        --         --          --       --
930.2 MISCELLANEOUS GENERAL EXPENSES             2,920      200     3,120       --          --       --
931      RENTS                                  17,418   16,738    34,156       --           43       43
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT 3,398    1,240     4,638       --            3        3
403      DEPRECIATION AND AMORTIZATION EXPENSE    (595)   4,733     4,138       --           13       13
408      TAXES OTHER THAN INCOME TAXES          18,522    2,582    21,104         4           6       10
409      INCOME TAXES                           13,046     --      13,046       --          --       --
410      PROVISION FOR DEFERRED INCOME TAXES    17,955     --      17,955       --          --       --
411      PROVISION FOR DEFERRED INCOME
          TAXES-CREDIT                         (32,575)    --     (32,575)      --          --       --
411.5 INVESTMENT TAX CREDIT                        (50)    --         (50)      --          --       --
426.1 DONATIONS                                  1,487     --       1,487       --          --       --
426.5 OTHER DEDUCTIONS                           1,880     --       1,880       --          --       --
427      INTEREST ON LONG-TERM DEBT               (290)   6,538     6,248       --           18       18
431   OTHER INTEREST EXPENSE                       517      779     1,296       --            2        2
INSTRUCTION: Total cost of service
will equal for associate and
nonassociate companies the total
amount billed under their separate
analysis of billing schedules.
                 TOTAL EXPENSES =              504,837   60,393   565,230       750         162      912
421   MISCELLANEOUS INCOME                         (59)    (283)     (342)      --          --       --
                 TOTAL EXPENSES =             $504,778  $60,110  $564,888      $750        $162     $912
      COMPENSATION FOR USE OF
        EQUITY CAPITAL =                          --       --        --         --          --       --
430   INTEREST ON DEBT TO
        ASSOCIATE COMPANIES=                      --       --        --         --          --       --
         TOTAL COST OF SERVICE  =             $504,778  $60,110  $564,888      $750        $162     $912

                                                                (Cont'd)

                                                              23A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998
                              SCHEDULE XVI
                     ANALYSIS OF CHARGES FOR SERVICE
                                   ASSOCIATE AND NONASSOCIATE COMPANIES
                                                                                 TOTAL CHARGES FOR
SERVICE
DESCRIPTION OF ITEMS                                                             DIRECT   INDIRECT
                                                                                  COST      COST    TOTAL
                                                                                         (In Thousands)
920      SALARIES AND WAGES                                                    $291,446  $ 5,593  $297,039
921      OFFICE SUPPLIES AND EXPENSES                                            34,149   10,284    44,434
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                               (1,072)    --      (1,072)
923      OUTSIDE SERVICES EMPLOYED                                               95,218    3,329    98,547
924      PROPERTY INSURANCE                                                          (6)      73        67
925      INJURIES AND DAMAGES                                                     1,368        3     1,371
926      EMPLOYEE PENSIONS AND BENEFITS                                          40,847    8,378    49,225
928      REGULATORY COMMISSION EXPENSE                                              --       --        --
930.1 GENERAL ADVERTISING EXPENSES                                                  --       --        --
930.2 MISCELLANEOUS GENERAL EXPENSES                                              2,920      200     3,120
931      RENTS                                                                   17,418   16,781    34,199
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT                                  3,398    1,243     4,641
403      DEPRECIATION AND AMORTIZATION EXPENSE                                     (595)   4,746     4,151
408      TAXES OTHER THAN INCOME TAXES                                           18,526    2,588    21,114
409      INCOME TAXES                                                            13,046     --      13,046
410      PROVISION FOR DEFERRED INCOME TAXES                                     17,955     --      17,955
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT                             (32,575)    --     (32,575)
411.5 INVESTMENT TAX CREDIT                                                         (50)    --         (50)
426.1 DONATIONS                                                                   1,487     --       1,487
426.5 OTHER DEDUCTIONS                                                            1,880     --       1,880
427      INTEREST ON LONG-TERM DEBT                                                (290)   6,556     6,266
431   OTHER INTEREST EXPENSE                                                        517      781     1,298
INSTRUCTION: Total cost of service will equal for
associate and nonassociate companies the total
amount billed under their separate analysis of
billing schedules.
                              TOTAL EXPENSES =                                  505,587   60,555   566,142
421   MISCELLANEOUS INCOME                                                          (59)    (283)     (342)
                              TOTAL EXPENSES =                                 $505,528  $60,272  $565,800
      COMPENSATION FOR USE OF EQUITY CAPITAL =                                     --       --        --
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES=                                     --       --        --
                      TOTAL COST OF SERVICE  =                                 $505,528  $60,272  $565,800

                                                              24
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998
                              SCHEDULE XVII
                    SCHEDULE OF EXPENSE DISTRIBUTION
                                   BY
                                       DEPARTMENT OR SERVICE FUNCTION
                                                                              CORPORATE
CORPORATE
D E S C R I P T I O N   O F   I T E M S    TOTAL    CONSUMER  CORPORATE   COMMUNI-   DEVELOP-
                                                                          CATIONS       MENT


                                           AMOUNT   OVERHEAD   SERVICES
                   ACCOUNTING

                                                                        (In Thousands)
920    SALARIES AND WAGES                 $297,039  $ 5,273    $21,678  $15,937     $4,325    $ 8,725
921    OFFICE SUPPLIES AND EXPENSES         44,433    8,696      3,358      786      1,272      1,182
922    ADMINISTRATIVE EXPENSE TRANSFERRED
         - CREDIT                           (1,072)    --         --        (14)      (163)        (4)
923    OUTSIDE SERVICES EMPLOYED            98,547    2,498      4,902    2,697        622        450
924    PROPERTY INSURANCE                       67       73       --       --         --         --
925    INJURIES AND DAMAGES                  1,371        3        100       68         17         30
926    EMPLOYEE PENSIONS AND BENEFITS       49,225    5,896      3,932    2,763        601      1,182
928    REGULATORY COMMISSION EXPENSE          --       --         --       --         --         --
930.1  GENERAL ADVERTISING EXPENSES           --       --         --       --         --         --
930.2  MISCELLANEOUS GENERAL EXPENSES        3,120       53        376        3        132         12
931       RENTS                             34,199    2,647        881    1,715        170        103
932    MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                            4,641    1,150          3       28       --         --
403    DEPRECIATION AND AMORTIZATION
        EXPENSE                              4,151    4,432       --       --         --         --
408    TAXES OTHER THAN INCOME TAXES        21,114    2,098      1,545    1,076        244        434
409    INCOME TAXES                         13,046     --         --         (5)      --         --
410    PROVISION FOR DEFERRED INCOME TAXES  17,955     --         --       --         --         --
411    PROVISION FOR DEFERRED INCOME TAXES -
         CREDIT                            (32,575)    --         --       --         --         --
411.5  INVESTMENT TAX CREDIT                   (50)    --         --       --         --         --
426.1  DONATIONS                             1,487     --            4        1         11       --
426.5  OTHER DEDUCTIONS                      1,880     --            4       14        323          4
427    INTEREST ON LONG-TERM DEBT            6,266    6,168       --       --         --         --
430    INTEREST ON DEBT TO ASSOCIATE
         COMPANIES                            --       --         --       --         --         --
431    OTHER INTEREST EXPENSE                1,298      731       --       --         --         --
INSTRUCTION: Indicate each department or
   service function. (see Instruction 01-3
   General Structure of Accounting System:
   Uniform System of Accounts)
                         TOTAL EXPENSES = $566,142  $39,718    $36,783  $25,069     $7,554    $12,118

                                                              25
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998
                              SCHEDULE XVII
                    SCHEDULE OF EXPENSE DISTRIBUTION
                                   BY
                                      DEPARTMENT OR SERVICE FUNCTION
                       D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
        CORPORATE             ENERGY   ENERGY  ENERGY      ENERGY    ENERGY    ENVIRON-
ACCOUNT PLANNING & CORPORATE  DELIVERY DISTRI- PRIC.& REG. SERV. &   TRANS-    MENTAL     EXECUTIVE
NUMBER  BUDGETING  SERVICES   SUPPORT  BUTION  SERVICES    PWR. MKT. MISSION   SERVICES   GROUP    FINANCE
                                                  (In Thousands)
920     $2,108     $ 2,600  $13,151   $4,327   $2,759     $33,934   $13,134    $4,918     $11,862  $3,172
921        125       9,425    3,577      239      177         537       591       441       1,713     536
922       --            (1)      (5)    --         (1)       --        --          (7)       (866)    --
923      1,920         115    1,533    1,686      325         474     2,450       223       4,809     162
924       --          --       --       --       --          --        --        --          --       --
925          7          21       71       13        9          34        76        20          43      23
926        300         440    2,118      620      388       1,382     2,113       839       2,251     448
928       --          --       --       --       --          --        --        --          --       --
930.1     --          --       --       --       --          --        --        --          --       --
930.2    1,444           1       84        7     --            51        29         4         663      36
931         73         371    1,995      323       45         391       681       168       1,645      27
932       --            10      440        4     --            57      --          56         109     --
403       --            13     --       --       --          --        --         --         --       --
408        110         639      818      245      142         522       821       322         750     186
409       --          --       --       --       --          --        --         --         --         1
410       --          --       --       --       --          --        --         --         --       --
411       --          --       --       --       --          --        --         --         --       --
411.5     --          --       --       --       --          --        --         --         --       --
426.1     --          --          5     --       --          --        --           6       1,283     --
426.5     --             6     --       --       -- 1          10      --           1       1,503     --
427       --          --       --       --       --          --        --         --         --       536
430       --          --       --       --       --          --        --         --         --       --
431       --          --       --       --       --          --        --         --         --       612


        $6,087     $13,640  $23,787   $7,464   $3,845     $37,392   $19,895     $6,991    $25,765  $5,739
                                                                (Cont'd)

                                                                     25A

      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998
                              SCHEDULE XVII
                    SCHEDULE OF EXPENSE DISTRIBUTION
                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                    D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
          FOSSIL                       INFOR-                   NORTHERN    NORTHERN               POWER
ACCOUNT   & HYDRO  FUEL     HUMAN      MATION  INTERNAL         RSO         RSO        NUCLEAR  GENERATION
NUMBER    PROD.    SUPPLY   RESOURCES  TECH.   AUDITS   LEGAL   PRODUCTION  SUPPORT  GENERATION ENGINEERING
                                                (In Thousands)
920     $ 8,948   $6,806   $15,350   $ 31,401  $3,126    $5,230    $13,962  $2,898     $  925      $21,962
921         712      431     1,223      2,714     291       389        939     486         42        1,521
922        --         (8)     --         --      --        --         --      --         --             (3)
923         884      461     2,284     67,796     196       398          5     145          3          212
924        --       --          (6)      --      --        --         --      --         --           --
925          30       23        67        138      13        17         62      12          1           84
926       1,353    1,015     2,919      5,173     547       712      1,749     462         70        3,521
928        --       --        --         --      --        --         --      --         --           --
930.1      --       --        --         --      --        --         --      --         --           --
930.2         7       43        22          7       2         3          6    --         --             53
931         143       71     1,283     18,336      60       312        111      66         14          721
932           3     --         (71)     2,712    --        --           17      20       --             10
403        --       --        (315)      --      --        --         --      --         --           --
408         514      358       945      2,126     202       240      1,000     173         36        1,376
409        --       --        --         --      --        --         --      --         --           --
410        --       --        --         --      --        --         --      --         --           --
411        --       --        --         --      --        --         --      --         --           --
411.5      --       --        --         --      --        --         --      --         --           --
426.1      --         65       100       --      --        --         --         1       --           --
426.5      --          5         2       --      --        --         --      --            3            3
427        --       --        (438)      --      --        --         --      --         --           --
430        --       --        --         --      --        --         --      --         --           --
431        --       --         (51)      --      --        --         --      --         --           --


        $12,594   $9,270   $23,314   $130,403  $4,437    $7,301    $17,851  $4,263     $1,094      $29,460
                                                               (Cont'd)
RSO = Regional Service Organization

                                                      25B
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998

                              SCHEDULE XVII
                    SCHEDULE OF EXPENSE DISTRIBUTION
                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                    D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
         PROCUREMENT   SOUTHERN     SOUTHERN
ACCOUNT   & SUPPLY       RSO          RSO      SYSTEM
NUMBER      CHAIN      PRODUCTION   SUPPORT   PLANNING     TAX
                                                  (In Thousands)
920     $5,344      $14,137       $10,149     $6,606      $2,292

921        205          943         1,583        119         180
922       --           --            --         --          --
923        123           39           431        159         545
924       --           --            --         --          --
925         20          192           135         34           8
926        897        2,238         1,963      1,014         319
928       --           --            --         --          --
930.1     --           --            --         --          --
930.2        1         --               4         66          11
931        337           99           956        361          94
932       --             22            71       --          --
403       --           --              21       --          --
408        342        1,041           717        388       1,704
409       --           --            --         --        13,050
410       --           --            --         --        17,955
411       --           --            --         --       (32,575)
411.5     --           --            --         --           (50)
426.1     --           --              11       --          --
426.5     --           --               1       --          --
427       --           --            --         --          --
430       --           --            --         --          --
431       --           --            --         --             6


        $7,269      $18,711       $16,042     $8,747      $3,539

RSO = Regional Service Organization

                                                               26
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998

                    DEPARTMENTAL ANALYSIS OF SALARIES
                               ACCOUNT 920

                                     DEPARTMENTAL SALARY EXPENSE            NUMBER
NAME OF DEPARTMENT                     INCLUDED IN AMOUNTS BILLED TO       PERSONNEL
Indicate each department or    TOTAL     PARENT    OTHER        NON         END OF
service function.              AMOUNT   COMPANY  ASSOCIATES  ASSOCIATES      YEAR
                                            (In Thousands)
Service Groups (Overheads)    $  5,273    $  210   $  5,047     $ 16           157
Consumer Services               21,678       304     21,374      --            171
Corporate Accounting            15,937       476     15,461      --            252
Corporate Communications         4,325       286      4,039      --             53
Corporate Development            8,725       771      7,952        2            81
Corporate Planning & Budgeting   2,108       559      1,549      --             22
Corporate Services               2,600        83      2,517      --             17
Energy Delivery Support         13,151       294     12,857      --            156
Energy Distribution              4,327       112      4,215      --             49
Energy Pricing & Regulatory
  Services                       2,759       442      2,317      --             31
Energy Services & Power
 Marketing                      33,934       113     33,821      --            107
Energy Transmission             13,134       191     12,943      --            181
Environmental Services           4,918        47      4,871      --             73
Executive Group                 11,862       898     10,561      403           116
Finance                          3,172       360      2,812      --             43
Fossil & Hydro Production        8,948       203      8,745      --             85
Fuel Supply                      6,806       116      6,685        5            78
Human Resources                 15,350       960     14,390      --            123
Information Technology          31,401       750     12,487      164           527
Internal Audits                  3,126        86      3,040      --             44
Legal                            5,230       561      4,668        1            43
Northern RSO Production         13,962      --       13,962      --            244
Northern RSO Support             2,898      --        2,898      --            230
Nuclear Generation                 925         9        916      --              2
Power Generation Engineering    21,962        56     21,896       10           292
Procurement & Supply Chain       5,344       123      5,221      --             73
Southern RSO Production         14,137      --       14,137      --             33
Southern RSO Support            10,149         2     10,146        1            77
System Planning                  6,606       399      6,195       12            75
Tax                              2,292        65      2,227      --             24




               TOTAL          $297,039    $8,476   $269,949     $614         3,459

                                                      27
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                           RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                        "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)
3X Corporation                                  NA       $   251

     Professional services fees for computer programmers/systems analysts.

ABB Power T&D Company, Inc.                     NA         1,281

     Professional services fees for creating and installing new software programs and maintenance.

ABS Consulting, Inc.                            NA           129

     Professional services fees for computer programmers/systems analysts.

AES International Corporation                   NA           423

     Personal computer link to Smallworld.

Abby Lane/Dana Temporaries, Inc.                NA           324

     Temporary office help.

Advanced Programming Resources, Inc.            NA           338

     Professional services fees for computer programmers/systems analysts.

Alliance Systems, Inc.                          NA           211

     Professional services fees for computer programmer and expenses.

America's Registry, Inc.                        NA         2,834

     Professional services fees for computer programmers/systems analysts.

Ameritech                                       NA           365

     Software materials and supplies.

Analysts International Corporation              NA           816

     Professional services fees for computer programmers/systems analysts.

Apex Data Services, Inc.                        NA           122

     Professional consulting services fees for conversion plan of a data based program.

                                                                (Cont'd)

                                                             27A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Applied Performance Technologies, Inc.          NA           494

     Professional services fees for computer programmers/systems analysts.

Arbor Software Corporation                      NA          (160)

     Fees for decision support software (including reversal of prior year accrual).

ASAP Software Express, Inc.                     NA         1,655

     Personal computer software and license fees.

Asplundh Tree Expert Company                    NA           159

     Tree trimming and tree removal.

BBA Energy Services                             NA           226

     Materials for the Transmission Line Mechanic Learning Guide.

Banctec Systems, Inc.                           NA           273

     Maintenance and supplies for data processing.

BEA Systems, Inc.                               NA           103

     Canned software product used to access the oracle database.

Beacon Application Services Corporation         NA           511

     Professional services for management consulting and report writing.

Behavioral Science Technology, Inc.             NA           173

     Professional consulting services fees for implementation of training for behavior based safety programs.

Bentley Systems, Inc.                           NA           208

     Software maintenance fees.

CDI Corporation                                 NA           490

     Professional services fees for design and drafting services.


                                                                (Cont'd)

                                                               27B
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

CSC Consulting, Inc.                            NA           460

     Professional services fees for computer programmers/systems analysts.

CSC Index, Inc.                                 NA         1,586

     Professional services fees for computer programmers and expenses.

Candle Corporation                              NA           572

     Professional license and maintenance fees for personal computers.

CAP Gemini America                              NA           869

     Professional services fees for computer programmers/systems analysts.

Cardinal Operating Company                       A           385

     Installation of a Selective Non-Catalytic Reduction system.

Cegelec ESCA Corporation                        NA           124

     Professional services fees for the installation, training & customization of personal computer software.

Cendant Mobility Services Corporation           NA         2,021

     Service fees for the purchase and sale of the homes of relocated employees.

Ceridian Tesseract Advanced HRMS
 Solutions, Inc.                                NA           211

     Annual maintenance fees.

Claremont Technology Group, Inc.                NA         1,446

     Professional services fees for computer programmers/systems analysts.

Claritas, Inc.                                  NA           154

     Renewal for Equifax license.

Clean Air Capital Markets Limited Partnership   NA           160

     Consulting services related to allowance tracking.


                                                                (Cont'd)

                                                              27C
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Complete Business Solutions, Inc.               NA           658

     Professional services fees for computer programmers/system analysts.

Computer Associates International, Inc.         NA           732

     Software license and maintenance fees plus update.

Computer Project Resources, Inc.                NA           296

     Professional services fees for computer programmers/systems analysts.

ComputerPeople, Inc.                            NA         2,987

     Professional services fees for computer programmers/systems analysts.

Compuware Corporation                           NA         1,662

     Software license fees for personal computers and database servers.

ConsulTech An Information Technology
 Company, Ltd.                                  NA           195

     Professional services fees for consulting.

Coopers & Lybrand LLP                           NA           251

     Professional services fees & reimbursable expenses for consulting.

C. W. Costello and Associates, Inc.             NA           401

     Professional services fees for computer programmers/systems analysts.

A. C. Coy Company                               NA           546

     Professional services fees for computer programmers/systems analysts.

Crowe Chizek                                    NA           265

     Professional services fees for computer programmers/systems analysts.

Cyme International, Inc.                        NA           102

     Software license agreement.



                                                                (Cont'd)

                                                              27D
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

DDI Customer Service, Inc.                      NA           222

     Consulting, materials and delivery charges.

DMR Consulting Group, Inc.                      NA           226

     Professional consulting fees & reimbursable expenses.

DataSystems Group, Inc.                         NA           195

     Professional services fees for consulting and reimbursable expenses.

Decision Support Technology, Inc.               NA           195

     Professional services fees and reimbursable expenses for consulting.

Deloitte & Touche LLP                           NA           319

     Professional auditing services fees and reimbursable expenses.

R. Dorsey + Company, Inc.                       NA           201

     Professional services fees for computer programmers/systems analysts.

Drayton Drayton & Lamar, Inc.                   NA           850

     Professional services fees for consulting services.

Dun and Bradstreet                              NA           229

     Market spectrum renewal.

EMC Corporation                                 NA           219

     Professional services fees for computer programmers and software.

Eagle Exhibit Services, Inc.                    NA           134

     Display cases.

Efita Oss Solutions, Inc.                       NA           218

     Technical support for modifying software to fit our business.


_____________________________________________________________________________________
                                                                (Cont'd)

                                                               27E
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Electric Power Research Institute               NA          (721)

     Funding for research and development
      (including reversal of prior year accrual).

Everest Data Research, Inc.                     NA           635

     Professional services fees related to database management.

Excel Partners, Inc.                            NA           191

     Professional services fees for computer programmers/systems analysts.

C. A. Falcone                                   NA           123

     Professional consulting fees and expenses.

The Franklin Computer Services Group            NA           179

     Professional services fees for personal computers support services.

Gartner Group, Inc.                             NA           262

     Professional services fees for research advisory services.

General Physics Corporation                     NA           169

     Modify existing network protector text into learning guides.

General Research                                NA           312

     Professional services fees for computer programmers/systems analysts.

Geodata Solutions, Inc.                         NA           144

     Professional services fees for computer programmers/systems analysts.

Geolearning, Inc.                               NA           114

     Web based training system and registration.

Thomas Glover Associates, Inc.                  NA           223

     Professional services fees for computer programmers/systems analysts.



                                                                (Cont'd)

                                                             27F
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Grosh Consulting                                NA           765

     Professional services fees for computer programmers/systems analysts.

HFS Mobility Services, Inc.                     NA           241

     Service fees for the purchase and sale of the homes of relocated employees.

Howard Systems International                    NA           205

     Professional services fees for consulting services & reimbursable expenses.

Hunton and Williams                             NA           112

     Legal fees.

Hyperion Software Corporation                   NA           103

     Maintenance service renewal.

Implementation Partners LLC                     NA           150

     Professional services fees for computer programmers/systems analysts.

In-Plant Techniques Company                     NA           388

     Photocopies.

Indecon, Inc.                                   NA         2,002

     Professional services fees for computer programmers/systems analysts.

Infinity Consulting Group                       NA           303

     Professional consulting services fees & reimbursable expenses.

Informatica Corporation                         NA           102

     Software license and maintenance fees.

Information Builders, Inc.                      NA           150

     Computer software maintenance.



                                                                (Cont'd)

                                                               27G
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Information Industries, Inc.                    NA           316

     Professional services fees for computer programmers/systems analysts.

Innovative Business Solutions, Inc.             NA           221

     Software license agreement.

Interactive Business Systems, Inc.              NA           976

     Professional services fees for computer programmers/systems analysts.

International Business Machines Corporation     NA        13,140

     Professional services fees for consulting services and reimbursable expenses.

Intersolv, Inc.                                 NA           146

     Personal computers software and license fees.

IS Talent                                       NA           341

     Professional services fees for computer programmers/system analysts.

Linesoft Inc.                                   NA           732

     Software license fees & development of software.

Logica, Inc.                                    NA           210

     Consulting services for transformation from a regulated to competive utility.

Manifest Solutions Corporation                  NA           645

     Professional services fees and reimbursable expenses for computer programmers/systems analysts.

Market Strategies, Inc.                         NA           516

     Professional services fees in support of marketing activities.

Mastech Corporation                             NA           308

     Professional services fees for computer programmers/systems analysts.



                                                                (Cont'd)

                                                               27H
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Maxim Group                                     NA           902

     Professional services fees for computer programmers/systems analysts.

Maximation, Inc.                                NA         1,605

     Professional services fees for computer programmers/systems analysts.

MC 2 Cyberspace, LTD.                           NA           198

     Professional services fees for computer programmers/systems analysts.

McCabe & Associates, Inc.                       NA           187

     Software maintenance and licensing.

Mercer Management Consulting, Inc.              NA         2,039

     Professional services fees and reimbursable expenses for management consulting services.

Metro Information Services                      NA           168

     Professional services support/information systems consulting.

Mobile Data Solutions, Inc.                     NA           288

     Software & consulting fees.

NCS of Florida, Inc.                            NA           173

     Professional services fees for computer programmers/systems analysts.


Necho Systems Corporation                       NA           194

     Software license fees.

Newcourt Financial USA, Inc.                    NA         1,304

     Computer software license fees.

NewMedia, Inc.                                  NA         1,748

     Professional services fees and reimbursable expenses for computer programmers/systems analysts.

                                                                (Cont'd)

                                                               27I
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Novadigm, Inc.                                  NA           104

     Software license fees for server and clients.

Novatec Automations Systems                     NA           240

     Professional services fees for computer programmers/systems analysts.

Odyssey Consulting Services, Inc.               NA           718

     Professional services fees for computer programmers/systems analysts.

Office Team                                     NA           160

     Temporary office help.

The Ohio State University                       NA           480

     Educational services for management development program.

Oracle Corporation                              NA         2,077

     Technical support fee for client/server applications.

Origin Technology in Business, Inc.             NA         2,198

     Professional services fees for computer programmers/systems analysts.

PVS International, Inc.                         NA           144

     Professional services fees for computer programmers/systems analysts.

Paros Business Partners, Inc.                   NA           405

     Professional services fees for computer programmers/systems analysts.

PeopleSoft, Inc.                                NA           802

     Software and software support services.

Preferred Technology Solutions, Inc.            NA           207

     Professional services fees for computer programmers/systems analysts.



                                                                (Cont'd)

                                                               27J
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Price Waterhouse Coopers LLP                    NA         1,075

     Professional services fees for consulting & reimbursable expenses.

Prima Consulting                                NA           364

     Professional services fees for computer programmers/systems analysts.

Priority Based Control Engineering              NA           154

     Professional services for operation of multi-area interconnections.

Project Controls, Inc.                          NA           122

     Professional services fees for computer programmers/systems analysts.

The ProTec Group, Inc.                          NA         1,095

     Professional services fees for computer programmers/systems analysts.

Quick Solutions, Inc.                           NA         1,837

     Professional services fees for computer programmers/systems analysts.

RKS Research & Consulting                       NA           121

     National business customer assessment and surveys.

Rapidigm                                        NA         2,336

     Professional services fees for computer programmers/systems analysts.

Renaissance                                     NA           114

     Professional services fees for computer programmers/systems analysts.

Robert Half International, Inc.                 NA           896

     Professional services fees for computer software programmers/information technology specialists.

S4 Consulting                                   NA           276

     Educational services for management development program.



                                                                (Cont'd)

                                                               27K
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Sales Management Systems, Inc.                  NA           204

     Consulting/training services in support of business development program.

Sarcom, Inc.                                    NA         1,382

     Hardware and software support for personal computers.

Siebel Systems, Inc.                            NA           246

     Software license/consulting fees.

Smallworld Systems, Inc.                        NA           314

     Licensing fees and software purchases.

Software AG                                     NA           238

     Software maintenance fees.

Software Architects, Inc.                       NA           152

     Professional services fees and reimbursable expenses for computer programmers/systems analysts.

Software Support Group                          NA         1,418

     Professional services fees for computer programmers/systems analysts.

Source Services Corporation                     NA           535

     Professional services fees for computer programmers/systems analysts.

Spectrum Solutions, Inc.                        NA           139

     Professional services fees for computer programmers/systems analysts.

Spencer Stuart, Inc.                            NA           214

     Consulting services and reimbursable expenses.

Steptoe and Johnson                             NA           329

     Legal services.



                                                                (Cont'd)

                                                               27L
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Sterling Software, Inc.                         NA           190

  Software license fees and maintenance.

Strategic Resources, Inc.                       NA           373

     Professional services fees for computer programmers/systems analysts.

Swafford Consulting, Inc.                       NA           215

     Professional services fees for computer programmers/systems analysts.

System Innovators, Inc.                         NA           193

     Software license fees and maintenance.

Techmate, Inc.                                  NA           772

     Professional services fees for computer programmers/systems analysts.

Teksystems                                      NA           172

     Professional services fees for end user support.

R. Thomas Consulting & Training, Inc.           NA           191

     Professional services fees for consulting services & reimbursable expenses.

Towers Perrin                                   NA           350

     Professional services fees for executive compensation consulting services.

US Cost, Inc.                                   NA           139

     Professional services fees for consulting/programming services & reimbursable expenses.

Usertech                                        NA           879

     Professional services fees and expenses related to employee training.

Vinkad Services, Inc.                           NA           299

     Professional services fees for computer programmers/systems analysts.


                                                                (Cont'd)

                                                               27M
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                         RELATIONSHIP
                                        "A"=ASSOCIATE
FROM WHOM PURCHASED                       "NA"=NON         AMOUNT
                                            ASSOCIATE
                                                     (In Thousands)

Whitman-Hart, Inc.                              NA           134

     Professional services fees for computer programmers/systems analysts.

Xenergy, Inc.                                   NA           109

     Professional services fees for consulting and reimbursable expenses.

Zai*Net Software, Inc.                          NA           117

     Professional services fees for computer programmers/systems analysts and license fees.


856 Vendors under $100,000                                10,492





                                                               TOTAL       $98,547

                                                                         28
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                     EMPLOYEE PENSIONS AND BENEFITS
                               ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

                  D E S C R I P T I O N                            AMOUNT
                                                               (In Thousands)


     Medical Insurance                                             $14,975
     Deferred Compensation Benefits                                    428
     Other Postretirement Benefits                                   6,068
     Savings Plan                                                    5,534
     Supplemental Savings Plan                                         313
     Supplemental Pension Plan                                       1,382
     Moving Expenses                                                 4,628
     Retirement Plan                                                 5,322
     Long-Term Disability                                            1,890
     Group Life Insurance                                            5,569
     Dental Insurance                                                1,312
     Employee Educational Assistance                                   430
     Miscellaneous                                                   1,374



     (Note: Certain line items include trustee fees.)






                                                        TOTAL     $49,225

                                                            29
 ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1998


                   GENERAL ADVERTISING EXPENSES
                          ACCOUNT 930.1


INSTRUCTIONS:
 Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


 D E S C R I P T I O N                       NAME OF PAYEE        AMOUNT

     None





                                                      TOTAL     $ -0-

                                                                30
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                     MISCELLANEOUS GENERAL EXPENSES
                              ACCOUNT 930.2

INSTRUCTIONS:
 Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
 Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S 441 (b) (2)) shall be separately classified.


               D E S C R I P T I O N                               AMOUNT
                                                                (In Thousands)

     Directors' Fees and Expenses                                   $   25
     Dues for Company Memberships                                      769
     Photocopy License                                                  42
     Award and Promotional Material                                    133
     Employee Operating Idea Awards                                     48
     Bank Service Charges                                               22
     America Best Plant Exhibition                                      40
     Contract Termination Fee                                        1,444
     MV 90 Users Conference                                             63
     Other General Expenses                                            534




                                                          TOTAL     $3,120

                                                               31
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998



                                  RENTS
                               ACCOUNT 931


INSTRUCTIONS:
Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


               T Y P E   O F   P R O P E R T Y                 AMOUNT
                                                          (In Thousands)

Computers and Data Processing Equipment                         $18,789
Microwave and Telecommunication Equipment                         2,117
Office Furniture and Equipment                                    1,349
Office and Parking                                                7,480
Software                                                          4,051
Videotex and Timesharing                                            413





                                                 TOTAL          $34,199

[CAPTION]
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998



                      TAXES OTHER THAN INCOME TAXES
                               ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


                      K I N D   O F   T A X                          AMOUNT
                                                                (In Thousands)
[S]                                                                 [C]
1.  Taxes Other Than U.S. Government Taxes

      New York State Franchise                                      $     2
      State Unemployment                                                306
      Ohio Corporation Franchise                                      1,596
      Ohio Real Estate Assessment                                     1,499
      Ohio Intercounty Return of Taxable
        Business Property                                               420
      Miscellaneous Taxes                                               257

          Sub-Total Taxes Other Than U.S. Government Taxes            4,080


2.  U.S. Government Taxes

      Social Security                                                16,804
      Federal Unemployment                                              230


          Sub-Total U.S. Government Taxes                            17,034



                                                          TOTAL     $21,114

                                                               33
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998

                                DONATIONS
                              ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

      NAME OF RECIPIENT             PURPOSE OF DONATION        AMOUNT
                                                           (In Thousands)
Action for Children                       Community           $    5
American Society of Mechanical Technology Educational             25
Arthritis Foundation                      Community                4
Averett College                           Educational              4
Ballet Metropolitan                       Community                7
Blackstone Group                          Community                5
Brookings Institution                     Community               10
Center for Study of American Business     Cummunity               15
Center in the Square Endowment Fund       Community               20
Center of Science & Industry              Community              200
Children's Hospital Foundation            Community               28
Columbus Association for the
  Performing Arts                         Community               15
Columbus Museum of Art                    Community                7
Columbus Opera                            Community                9
Columbus Speech & Hearing Center          Community                4
Columbus Symphony Orchestra               Community               15
Columbus Zoo                              Community               10
Decorative Arts Center                    Community                5
Dinamo                                    Community               15
Franklin University                       Educational              4
Grandview Heights High School             Educational             10
M. L. King Arts Complex                   Community                4
I Know I Can                              Educational              5
Lancaster Festival Inc.                   Community                4
Lancaster, Fairfield                      Community                5
Leukemia Society of America               Community                6
National Academy of Engineering           Educational              5
National Chamber Litigation               Community                5
National Coal Council                     Community               11
National First Ladies Library             Community               10
National Governors Association            Community               12
Nature Conservancy                        Community               25
Notre Dame                                Educational              4
Ohio Academy of Science                   Educational              4
Ohio Chamber of Commerce                  Community               40
Ohio Dominican College                    Educational             21
Ohio Foundation of Independent
  Colleges, Inc.                          Educational             27
Ohio River Valley Water
  Sanitation Commission                   Community               15
The Ohio State University                 Educational             84
Olivedale Senior Citizens of Fairfield
   County, Inc.                           Community                5
Resources for the Future                  Community               20
                                                   SUB-TOTAL     729
                                                                (Cont'd)

                                                              33A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                                DONATIONS
                              ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

      NAME OF RECIPIENT              PURPOSE OF DONATION        AMOUNT
                                                            (In Thousands)

Sub-Total Brought Forward                                        729

Science & Mathematics Network             Educational              5
Seal of Ohio Girl Scout Council           Community               13
Simon Kenton Council                      Community               57
Star Foundation, Inc.                     Community                5
United Negro College Fund                 Educational              8
United Way                                Community              318
Utility Business Education Coalition      Educational              5
Virginia Polytechnic Institute            Educational             12
Virginia Tech Foundation, Inc.            Matching Contribution   13
YWCA Capital Campaign                     Community               16
YMCA                                      Community               12

Employees and Others (Salaries, salary related
  expenses, overheads and other expenses) Community              103

Miscellaneous - 309 items of less
  than $3,000                             Various                191






















                                                      TOTAL   $1,487

                                                              34
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1998


                            OTHER DEDUCTIONS
                              ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.

        D E S C R I P T I O N             NAME OF PAYEE            AMOUNT
                                                                (In Thousands)

Cash Contributions:         Center for Energy and Economical
                              Development                          $    2
                            Every Child Counts - State Issue 2        100
                            Lancaster Chamber of Commerce               1
                            March of Dimes                              1
                            Michael Bowers                              1
                            National Energy Resources                   1
                            Ohio Chamber of Commerce                    6
                            Ohio State University                     164
                            Repeal PUHCA Now Coalition                 75
                            Roanoke Regional Chamber of Commerce        1

Service Fees and Other:     Accord Group                               24
                            The Capitol Connection                      1
                            Columbus Museum of Art                      3
                            Eagle Exhibit Services Inc.                 2
                            Gary C. Barbour                            59
                            Lester F. Wright                           30
                            The Success Group, Inc.                    61
                            Appalachian Power Company                   1



Salaries, salary related
   expenses, overheads, and
   other expenses           Employees and Others                    1,347

















                                                          TOTAL    $1,880

                                                                     34A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1993


                            OTHER DEDUCTIONS
                              ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.

        D E S C R I P T I O N                       NAME OF PAYEE            AMOUNT
                                                      (In Thousands)

Sub-Total Brought Forward
































                                                                  TOTAL    $


  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

            For the Year Ended December 31, 1998


                             SCHEDULE XVIII
                      NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

















              See Notes to Financial Statements on Page 19.

                                                             36
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

             For the Year Ended December 31, 1998


                           ORGANIZATION CHART


Chairman, Chief Executive Officer & President

       Corporate Development

       Energy Services & Power Marketing

       Legal

       Nuclear Generation

       EVP - Corporate Services
          Corporate Services
          Human Resources
          Information Technology
          Procurement and Supply Chain Services

       EVP - Financial Services

          Corporate Accounting
          Corporate Planning & Budgeting
          Finance
          Internal Audits (NOTE)
          Tax

       EVP - Energy Delivery and Customer Relations
          Consumer Services
          Corporate Communications
          Energy Pricing & Regulatory Services
          System Planning
          EVP - Energy Delivery
            Energy Delivery Support
            Energy Distribution
            Energy Transmission

       EVP - Power Generation
          Environmental Services
          Fossil and Hydro Production
            Northern RSO Production
            Northern RSO Support
            Southern RSO Production
            Southern RSO Support
          Fuel Supply
          Power Generation Engineering


NOTE:  Internal Audits reports to the Audit Committee
          of the Board of Directors of American Electric
          Power Company, Inc. and administratively to the
          Executive Vice President - Financial Services

                                                               37
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

             For the Year Ended December 31, 1998


                          METHODS OF ALLOCATION


Service Billings

       Kilowatt Hours Sales (KWH) Ratio
       Client Load Ratio
       Number of Electric Customers Ratio
       Number of Client Employees Ratio
       Plant Investment Ratio
       Level of Construction Ratio
       Level of Construction - Production Ratio
       Level of Construction - Transmission Ratio
       Level of Construction - Distribution Ratio
       Tons of Coal Acquired Ratio
       Coal Company Combination Ratio
       Coal-Fired Kilowatt Hours Generation Ratio
       Transmission and Sub-Transmission Pole Miles Ratio
       Plant Megawatt Capability Ratio
       Number of Stores Transactions Ratio
       Data Processing Staff Job Hours Ratio
       Fossil Plant Combination Ratio
       Number of Invoices Processed Ratio
       Total Annual Cost Ratio
       Specific Identification Ratio
         (based on known and pertinent factors)
       Equal Share Ratio
       Hydro Kilowatt Hours Generation Ratio
       Number of Purchase Orders Written Ratio


Convenience Billings

       Specific Identification Ratio
         (based on known and pertinent factors)
       Asset Ratio
       Expense Budget Ratio
       Contribution Ratio
       Equal Share Ratio
       Gross Annual Payroll Dollars Ratio
       Coal Production Ratio
       Kilowatt Hours Sales (KWH) Ratio
       Number of Employees Ratio
       Number of Customers Ratio
       Number of Vehicles Ratio

                                                               38
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

             For the Year Ended December 31, 1998


   ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



    April 27, 1999

    Statement of the Amount of Interest on Borrowed
    Capital and Compensation for the Use of Capital
    Billed by American Electric Power Service Corporation
    (AEPSC) for the Year Ended December 31, 1998

    G. R. Knorr - Columbus

    AEP System Accounting Managers and Corporate Planning and Budgeting


    In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by AEPSC for the year ended December 31, 1998.

    Exhibit A, attached hereto, shows your portion of the interest cost on capital borrowed for working capital requirements. The method used to allocate the cost to each System company was the Total Annual Cost Ratio based on the total direct and indirect charges billed during the prior year of 1997. The amount shown for each company equals the total charges billed under Work Order No. 1200 during 1998.

    In addition to the interest charges incurred for working capital, AEPSC billed to all clients, as an indirect cost applicable to administrative services, a total amount of $6,398,790.00 of interest cost and debt expenses related to the mortgage notes on its headquarters building located in Columbus, Ohio.

    All interest charges incurred by AEPSC during 1998 were for borrowings with unaffiliated companies. No amount was billed by AEPSC during 1998 as compensation for the use of equity capital, all of which is furnished to AEPSC by its parent, American Electric Power Company, Inc.



    G. R. Knorr

    GRK rp
    Attachment

    cc:  H. W. Fayne
         A. A. Pena
         L. V. Assante

    I:\RP\U1360\LETTER.WP


    Note: The above annual statement was provided to each associate company within the AEP system. Please refer to the "Analysis of Billing - Associate Companies" appearing on page 21 of this report for a listing of the associated companies billed and the respective amounts (Account
      457-3).

                                                               39
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                   For the Year Ended December 31, 1998












                             SIGNATURE CLAUSE

    Pursuant to the requirements of the Public Utility Holding Company

    Act of 1935 and the rules and regulations of the Securities and

    Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the under-

    signed officer thereunto duly authorized.



            American Electric Power Service Corporation
                    (Name of Reporting Company)


           By:  /s/ Gerald R. Knorr
                  (Signature of Signing Officer)


              Gerald R. Knorr - Assistant Controller
            (Printed Name and Title of Signing Officer)

                  Date:   4/30/99

    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1998


              SCHEDULE XIX - FINANCIAL DATA SCHEDULE

    If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

    ITEM NO.  CAPTION HEADING                                     AMOUNT
                                                              (In Thousands)

     1     Net Service Company Property                          $156,699
     2     Total Investments                                       87,669
     3     Total Current and Accrued Assets                       118,496
     4     Total Deferred Debits                                   68,913
     5     Balancing Amount For Total Assets and Other Debits       -0-
     6     Total Assets and Other Debits                          431,777
     7     Total Proprietary Capital                                1,350
     8     Total Long-Term Debt                                    66,100
     9     Notes Payable                                           40,111
    10     Notes Payable to Associate Companies                     -0-
    11     Balancing Amount For Other Noncurrent Liabilities
           and Total Current and Accrued Liabilities              279,761
    12     Total Deferred Credits                                  13,199
    13     Accumulated Deferred Income Taxes                       31,256
    14     Total Liabilities and Proprietary Capital              431,777
    15     Services Rendered to Associate Companies               564,888
    16     Services Rendered to Nonassociate Companies                912
    17     Miscellaneous Income or Loss                               342
    18     Total Income                                           566,142
    19     Salaries and Wages                                     297,039
    20     Employee Pensions and Benefits                          49,225
    21     Balancing Amount For Total Expenses                    219,878
    22     Total Expenses                                         566,142
    23     Net Income (Loss)                                        -0-
    24     Total Expenses (Direct Costs)                          505,587
    25     Total Expenses (Indirect Costs)                         60,555
    26     Total Expenses (Total)                                 566,142
    27     Number of Personnel End of Year                          3,459